September 24, 2009

Ms. Jessica Plowigan
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Plowigan:

In response to the SEC comment letter dated September 2, 2009 and our conversation on September 27, 2009, attached for your review are the proposed amendments for Item 9A for the Form 10K for September 30, 2008 and Item 4 and 4T for the Form 10Q for December 31, 2008 and the Form 10Q for March 31, 2009.

Sincerely,

Rita McKeown
Chief Financial Officer

AllianceHealthCard, Inc.
September 24, 2009 Draft
Form 10K – 09/30/08

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer and other members of our management are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of September 30, 2008. Prior to September 30, 2008, management failed to complete its assessment and documentation of the design and operation of our internal controls and procedures based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and thus conclude that our internal controls were sufficiently documented and fairly stated, in all material respects, based on those criteria. As a result, our Chief Executive Officer and Chief Financial Officer were unable to report on the assessment and evaluation of our internal controls over financial reporting and, accordingly, and they concluded that our disclosure controls and procedures over financial reporting was materially ineffective as of September 30, 2008.

On August 12, 2009, management completed its assessment and documentation of the design and operation of our internal controls and procedures for financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Additionally, our Chief Executive Officer and Chief Financial Officer issued their assessment report and concluded that the design and operation of our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) were effective as of September 30, 2008 and were documented and fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

Prior to completion of management’s assessment on August 12, 2009, the inability of our management, including our Chief Executive Officer and Chief Financial Officer, to issue management’s assessment report of our internal controls over financial reporting as of September 30, 2008 was viewed as a significant deficiency in our internal controls and procedures, and caused the design and operation of those disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) to be materially ineffective. Furthermore, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following completion of management’s assessment and the issuance of the assessment report of our Chief Executive Officer and Chief Financial Officer.

Our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included in this Annual Report on Form 10-K, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with United States generally accepted accounting principles.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

AllianceHealthCard, Inc.
September 24, 2009 Draft
Form 10Q – 12/31/08

ITEM 4 and 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008. Because we did not complete our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting as of September 30, 2008 until August 12, 2009, our management was unable to issue its report on the effectiveness of our internal controls at December 31, 2008. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008 to be ineffective.

Furthermore, because we failed to include management’s report within our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, that report was materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act. Prior to the completion of our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting on August 12, 2009, we are not positioned to know whether we need to implement corrective controls and procedures; therefore, our internal controls and procedures over financial reporting were ineffective on December 31, 2008. During the three months ended December 31, 2008, we continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

On August 12, 2009 we completed all required testing of our accounting system and internal controls over financial reporting and implemented and were not required to make corrective requirements and our management, including our Chief Executive Officer and Chief Financial Officer, issue management’s report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

Management, including our Chief Executive Officer and Chief Financial Officer, completed its assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008 on August.12, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Until completion of that assessment, a significant deficiency in our internal controls over financial reporting existed and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008 to be ineffective. This deficiency was considered to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5 because we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002 and Regulation S-X. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes and our Chief Executive Officer and Chief Financial Officer concluded that the consolidated financial statements included in this report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

AllianceHealthCard, Inc.
September 24, 2009 Draft
Form 10Q – 03/31/09

ITEM 4 and 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009. Because we did not complete our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting as of September 30, 2008 until August 12, 2009, our management was unable to issue its report on the effectiveness of our internal controls at March 31, 2009. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009 to be ineffective.

Furthermore, because we failed to include management’s report within our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, that report was materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act. Prior to the completion of our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting on August 12, 2009, we are not positioned to know whether we need to implement corrective controls and procedures; therefore, our internal controls and procedures over financial reporting were ineffective on March 31, 2009. During the three months ended March 31, 2009, we continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

On August 12, 2009 we completed all required testing of our accounting system and internal controls over financial reporting and implemented and were not required to make corrective requirements and our management, including our Chief Executive Officer and Chief Financial Officer, issue management’s report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

Management, including our Chief Executive Officer and Chief Financial Officer, completed its assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008 on August.12, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Until completion of that assessment, a significant deficiency in our internal controls over financial reporting existed and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009 to be ineffective. This deficiency was considered to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5 because we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002 and Regulation S-X. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes and our Chief Executive Officer and Chief Financial Officer concluded that the consolidated financial statements included in this report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.